FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELMEX CALLS FOR SHAREHOLDERS’ MEETING

Mexico City, November 11, 2009. - Teléfonos de México, S.A.B. de C.V. (TELMEX) (BMV:TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that its Board of Directors, at its meeting held today, resolved to call for an Ordinary Shareholders’ Meeting to be held on December 1, 2009 in order to propose an extraordinary cash dividend of $0.40 Mexican pesos per outstanding share in a single payment to be made in Mexico on or after December 17, 2009.

TELMEX is a corporation made up of Teléfonos de México, S.A.B. de C.V., its subsidiaries and affiliates that provides telecommunications services in Mexico. The company’s service coverage comprises the operation of the nation’s most complete local and long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, co-location, web hosting and interconnection services to other telecommunications operators. More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009	TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

	By:	/S/ ADOLFO CEREZO PÉREZ
	Name:	Adolfo Cerezo Pérez
	Title:	Chief Financial Officer

Ref: Teléfonos de México, S.A.B. de C.V. TELMEX CALLS FOR SHAREHOLDERS’ MEETING, November 12, 2009.

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